Filed pursuant to Rule 433

Registration No. 333-208200

Issuer Free Writing Prospectus dated December 8, 2016

Relating to Preliminary Prospectus Supplement dated December 8, 2016

ROPER TECHNOLOGIES, INC.

PRICING TERM SHEET

Issuer:	Roper Technologies, Inc.

Format:	SEC Registered

Trade Date:	December 8, 2016

Settlement Date (T+7)*:	December 19, 2016

Ratings (Moody’s/S&P)**:	Baa3 (stable) / BBB (positive)

Senior Notes due 2021

Securities:	Senior Notes due 2021 (“2021 Notes”)

Principal Amount:	$500,000,000

Maturity Date:	December 15, 2021

Coupon:	2.800%

Benchmark Treasury:	UST 1.750% due November 30, 2021

Benchmark Treasury Yield:	1.834%

Spread to Benchmark Treasury:	T + 100 basis points

Yield to Maturity:	2.834%

Price to Public:	99.843%

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2017

Optional Redemption:

The 2021 Notes will be redeemable at the issuer’s option, in whole or in part, at any time or from time to time prior to November 15, 2021 (one month prior to the maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2021 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable treasury rate plus 15 basis points, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after November 15, 2021 (one month prior to the maturity date), the issuer may redeem the 2021 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2021 Notes, plus accrued and unpaid interest thereon to the date of redemption.

Special Mandatory Redemption:	If the closing of the Deltek acquisition described in the preliminary prospectus supplement has not occurred on or prior to the earlier of (i) March 6, 2017 and (ii) the date the purchase agreement is terminated, the Company will be required to redeem all outstanding 2021 Notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

CUSIP# / ISIN#:	776743AC0 / US776743AC03

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
Mizuho Securities USA Inc.
SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	MUFG Securities Americas Inc.
PNC Capital Markets LLC TD Securities (USA) LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
RBC Capital Markets, LLC
Regions Securities LLC

Senior Notes due 2026

Securities:	Senior Notes due 2026 (the “2026 Notes”)

Principal Amount:	$700,000,000

Maturity Date:	December 15, 2026

Coupon:	3.800%

Benchmark Treasury:	UST 2.000% due November 15, 2026

Benchmark Treasury Yield:	2.402%

Spread to Benchmark Treasury:	T + 140 basis points

Yield to Maturity:	3.802%

Price to Public:	99.984%

Interest Payment Dates:	June 15 and December 15, beginning June 15, 2017

Optional Redemption:

The 2026 Notes will be redeemable at the issuer’s option, in whole or in part, at any time or from time to time prior to September 15, 2026 (three months prior to the maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the 2026 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest discounted to the redemption date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable treasury rate plus 25 basis points, plus, in each case, accrued and unpaid interest thereon to the redemption date.

At any time on or after September 15, 2026 (three months prior to the maturity date), the issuer may redeem the 2026 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2026 Notes, plus accrued and unpaid interest thereon to the date of redemption.

Special Mandatory Redemption:	If the closing of the Deltek acquisition described in the preliminary prospectus supplement has not occurred on or prior to the earlier of (i) March 6, 2017 and (ii) the date the purchase agreement is terminated, the Company will be required to redeem all outstanding 2026 Notes at a redemption price equal to 101% of the aggregate principal amount plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

CUSIP# / ISIN#:	776743AD8 / US776743AD85

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Wells Fargo Securities, LLC
PNC Capital Markets LLC
TD Securities (USA) LLC

Senior Co-Managers:	Mizuho Securities USA Inc.
MUFG Securities Americas Inc.
SunTrust Robinson Humphrey, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC
RBC Capital Markets, LLC
Regions Securities LLC

*We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the seventh business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following three business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this term sheet or on the following three business days should consult their own advisor.

**A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-645-3751.

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